MIND CTI Reports Cash Flow from Operating Activities of $ 1.7 Million in Q3 2010
*One New Win and Multiple Follow-on Orders

Yoqneam, Israel, November 9, 2010 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the third quarter of 2010.

Financial Highlights
•	Revenues were $4.7 million, a 15.8 % increase over the third quarter of 2009.
•	Operating income was $298 thousand, including a non-cash impairment of $993 thousand, amortization of intangible assets of $64 thousand and equity-based compensation expense of $16 thousand.
•	Net income was $356 thousand or $0.02 per share.
•	Cash flow from operating activities was $1.7 million.
•	Backlog as of September 30, 2010 includes $4 million that is expected to be billed by year-end.
•	Cash position of $19.6 million on September 30, 2010.

Revenue Distribution for Q3 2010
Sales in the Americas represented 39.3% and sales in Europe represented 47.8% of total revenue.

Revenue from customer care and billing software totaled $3.9 million, while revenue from enterprise call accounting software was $0.8 million.

Impairment of Goodwill and another Intangible Asset
During the third quarter of each year we perform impairment tests for the value of goodwill and other intangible assets. Following the test performed in Q3 2010, we recorded an impairment charge of $586 thousand for goodwill and $407 thousand for intangible assets related to the company we acquired in the UK in 2007. The balance sheet as of September 30, 2010 shows a remaining amount of $5.4 million for goodwill, related to the company we acquired in US in 2005.

New Win & Follow-on Orders
The new win is a multi-year agreement with a regional wireless carrier that is a member of the Sprint Rural Alliance. MIND will implement its MINDBill end-to-end convergent billing solution. This operator will utilize MIND’s convergent pay in advance and postpaid billing, rating, invoicing, roaming, customer care, web self-care, point of sale, inventory management, commissions, Web services, workflow engine, provisioning, mediation, and dashboard reporting, in order to support their wireless services.

The follow-on orders were received from various customers including two wireless carriers who have been MIND’s customers since 2005 and one green-field operator that has halted its activity in the past and is re-starting it now. These follow-on orders are related to either enhanced rating capabilities, adding point of sale or order management to the existing MIND platform.

Monica Iancu, Chairperson and CEO, commented: "We are pleased with the year-to-year growth and believe that the decrease in revenue compared to the previous quarter is mainly related to timing of revenue recognition of one almost completed project. The new win this quarter increases the long-term backlog and strengthens our US footprint. We are especially pleased with the vote of confidence that we get from our customers as they enhance the part of their business that is supported by our solutions. This validates our strategy of developing additional modules to further enhance our solutions of billing and full customer-care, to support the carriers’ point of sale, business intelligence reporting needs and much more.  We continue to execute our strategy and to generate outstanding positive cash flow from operating activities."

Conference Call Information
MIND will host a conference call on November 10, 2010 at 10:30 a.m., Eastern Time, to discuss the Company's third quarter 2010 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.
A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$17,399	$15,995
Short term bank deposits	2,224	2,183
Accounts receivable:
Trade	960	1,246
Other	223	201
Prepaid expenses	117	91
Deferred cost of revenues	75	141
Inventories	34	34
Total current assets	21,032	19,891

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance Pay Fund	1,321	1,208
Deferred cost of revenues	172	125
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	889	1,043
INTANGIBLE ASSETS, net of accumulated amortization		655
GOODWILL	5,430	6,029
Total assets	$28,844	$28,951

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$639	$450
Other	1,417	1,581
Deferred revenues	2,819	2,545
Total current liabilities	4,875	4,576
LONG TERM LIABILITIES :
Deferred revenues	225	216
Employee rights upon retirement	1,636	1,472
Total liabilities	6,736	6,264

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	39,252	39,105
Differences from translation of foreign currency financial statements of a subsidiary	(1,088)	(1,052)
Treasury shares	(2,800)	(2,800)
Accumulated deficit	(13,310)	(12,620)
Total shareholders’ equity	22,108	22,687
Total liabilities and shareholders’ equity	$28,844	$28,951

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2010	2009	2010	2009	2009
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$14,895	$12,605	$4,715	$4,073	$17,574
Cost of revenues	4,834	4,886	1,456	1,280	6,413
Gross profit	10,061	7,719	3,259	2,793	11,161
Research and development expenses	3,006	3,426	1,034	1,146	4,448
Selling and marketing expenses	1,650	1,634	530	579	2,220
General and administrative expenses	1,259	1,736	404	499	2,324
Impairment of goodwill	586		586
Impairment of intangible assets	407		407
Operating income	3,153	923	298	569	2,169
Financial income (expenses):
Auction rate securities settlement		18,500		18,500	18,500
Impairment of auction rate securities		(899)		(13)	(941)
Other financial income (expenses) - net	(8)	255	159	161	256
Income before taxes on income	3,145	18,779	457	19,217	19,984
Taxes on income	149	137	101	33	197
Net income	$2,996	$18,642	$356	$19,184	$19,787

Earning per ordinary share:
Basic and diluted	$0.16	$0.97	$0.02	$1.02	$1.04

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,457	19,151	18,488	18,789	19,012

Diluted	18,549	19,151	18,595	18,818	19,012

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2010	2009	2010	2009	2009
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$2,996	$18,642	$356	$19,184	$19,787
Adjustments to reconcile net income to net cash provided by operating activities:
Auction rate securities settlement		(18,500)		(18,500)	(18,500)
Depreciation and amortization	493	590	145	195	778
Impairment of auction rate securities		899		13	941
Impairment of goodwill	586		586
Impairment of intangible assets	407		407
Deferred income taxes, net		65			113
Accrued severance pay	263	44	152	50	39
Capital loss (gain) on sale of equipment - net	(15)	(12)		1	(10)
Employees share-based compensation
Expenses	76	107	16	36	143
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	278	900	366	266	2,265
Other	(22)	(74)	(69)	(30)	(51)
Decrease (increase) in prepaid expenses and deferred charges	(8)	325	90	(5)	270
Decrease in inventories					2
Increase (decrease) in accounts payable and accruals:
Trade	188	77	190	217	(19)
Other	(156)	(73)	(119)	72	(169)
Increase (decrease) in deferred revenues	284	1,255	(431)	97	677
Net cash provided by operating activities	5,370	4,245	1,689	1,596	6,266

Cash flows from investing activities:
Proceeds from cash settlement		18,500		18,500	18,500
Purchase of property and equipment	(138)	(239)	(26)	(112)	(367)
Severance pay funds	(212)	(378)	(128)	(41)	(416)
Investment in short term bank deposits	(41)	(4,207)	(706)	(1,108)	(2,183)
Proceeds from sale of property and equipment	40	123		32	194
Net cash provided by (used in) investing activities	(351)	13,799	(860)	17,271	15,728

Cash flows from financing activities:
Cost of acquisition of treasury shares		(697)		(241)	(1,169)
Employee stock options exercised and paid	71		4
Dividend paid	(3,686)				(14,780)
Net cash provided by (used in) financing activities	(3,615)	(697)	4	(241)	(15,949)

Translation adjustments on cash
and Cash equivalents		200	82	(60)	228
Increase in cash and cash equivalents	1,404	17,547	915	18,566	6,273

Balance of cash and cash equivalents at beginning
of period	15,995	9,722	16,484	8,703	9,722
Balance of cash and cash equivalents at end of period	$17,399	$27,269	$17,399	$27,269	$15,995